Delisting Determination,The Nasdaq Stock Market, LLC,
June 5, 2013, Nautilus Marine Acquisition Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Nautilus marine Acquisition Corp. (the Company), effective at the opening of the trading session on June 17, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(3), 5550(a)(4), 5555(a)(2),
5620(b). The Company was notified of the Staffs determination on February 19, 2013. On February 26, 2013, the Company appealed the determination to a Hearing Panel. On March 27,
2013, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on March 28, 2013.